Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below), dated July 3, 2024, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares that are not currently held, directly or indirectly, by Purchaser (as defined below), Parent (as defined below) or any of their respective affiliates. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Ordinary Shares

of

ALLEGO N.V.

at

$1.70 per share

Pursuant to the Offer to Purchase dated July 3, 2024

by

Madeleine Charging B.V.

an indirect, wholly owned subsidiary of funds managed by

Meridiam SAS

Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV, Amsterdam, the Netherlands (“Purchaser”), whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”), is offering to purchase all of the outstanding ordinary shares, par value €0.12 per share (the “Shares”), of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its office address at Westervoortsedijk 73 KB, 6827 AV, Arnhem, the Netherlands (“Allego” or the “Company”), that are not currently held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates, at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to a Transaction Framework Agreement, dated as of June 16, 2024 (as it may be amended from time to time, the “Agreement”), by and between Allego, Purchaser and Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France, with its registered office located at 4, place de l’Opéra 75002 Paris, France (the “Meridiam Fund”), represented by Parent, its management company. Unless the Offer is earlier terminated, the Offer will expire at one minute after 11:59 p.m. (New York City time), on July 31, 2024 (the “Expiration Time,” unless the Offer is extended in accordance with the Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire).

Purchaser may extend the Offer for one or more consecutive increments of not more than 10 business days per extension (or such other duration as may be agreed in writing by the Company and Purchaser) until all of the conditions to the Offer have been satisfied or waived (to the extent that such waiver is permitted by applicable law). In addition, Purchaser will extend the Offer as required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff, the New York Stock Exchange (the “NYSE”) or any other court, authority or governmental entity. During any such extension, the Offer will remain open and the acceptance of tendered Shares pursuant to the Offer will be delayed. Purchaser is not required to extend the Offer beyond October 1, 2024.

Tendering shareholders who are record owners of their Shares and who tender directly to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 31, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Agreement provides that, subject to the terms and conditions set forth therein, Purchaser will, at or as promptly as practicable following the Expiration Time accept for payment (the time of acceptance for payment, the “Acceptance Time”) and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Closing”). It is expected that following the Closing, the listing of the Shares on the NYSE will be terminated, Allego will no longer be a publicly traded company, and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of Allego’s reporting obligations with respect to the Shares with the SEC.

A committee (the “Independent Transaction Committee”) of the board of directors of Allego (the “Allego Board”) consisting of Christian Vollmann, Patrick Sullivan and Ronald Stroman, each of whom is an independent director of the Board and does not have a conflict of interest with respect to the Transactions (as defined in the Offer to Purchase) reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, with the assistance of its legal and financial advisors. The Independent Transaction Committee recommended to the Allego Board that it (a) determine that, on the terms and subject to the conditions set forth in the Agreement, the Transactions are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Company’s shareholders other than Purchaser, Parent or any affiliate thereof (such unaffiliated shareholders, from time to time, the “Unaffiliated Shareholders”)), (b) approve the execution of the Agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolve, that the Company pursue the Transactions on the terms and subject to the provisions of the Agreement. Following receipt of such recommendation, the Allego Board (other than the directors who recused themselves from all deliberations and decision-making of the Board regarding the Transactions (the “Recused Directors”)) reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, and unanimously (a) determined that, on the terms and subject to the conditions set forth in the Agreement, the Transactions are in the best interests of Allego and its business and promote the sustainable success and the sustainable long-term value creation of Allego’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approved the execution of the Agreement by Allego and the performance by Allego of its obligations thereunder and (c) resolved that Allego pursue the Transactions on the terms and subject to the provisions of the Agreement.

The Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of Allego are supportive of the commencement of the Offer but, after careful consideration, including a thorough review of the terms and conditions of the Offer and the Agreement, determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer.

Pursuant to the Agreement, the obligation of Purchaser to purchase the Shares tendered in the Offer is subject to the conditions that (a) the Agreement has not been terminated in accordance with its terms and (b) no order (whether temporary, preliminary or permanent) has been issued and no enactment (whether temporary, preliminary or permanent) has been made by any court, governmental or regulatory authority or governmental entity rendering illegal, enjoining or prohibiting the Transactions, unless Purchaser, the Meridiam Fund or their respective affiliates failed to take all actions required under the Agreement to seek to avoid any such order or have such order lifted. There is no minimum tender condition, no financing condition, no material adverse effect condition and no condition related to receipt of any third party or regulatory approvals to the Offer.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

Subject to the applicable rules and regulations of the SEC, Purchaser also reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer that is not inconsistent with the Agreement, provided that, Allego’s prior written consent is required for Purchaser to: (i) decrease the Offer Consideration, except as otherwise expressly permitted by the Agreement (which is limited to a circumstance where, during the period between the date of the Agreement and the consummation of the Offer, any dividend or distribution is declared, made or paid or the number of outstanding Shares is changed into a different number as a result of a conversion, stock split, stock dividend or distribution, or other similar transaction); (ii) change the form of the Offer Consideration; (iii) decrease the number of Shares sought under the Offer; (iv) impose additional conditions to the Offer; (v) amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse, or reasonably expected to be adverse, to any Unaffiliated Shareholder; or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, in each case, except as otherwise provided in the Agreement.

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of a confirmation of a book-entry transfer of such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. Under no circumstance will interest be paid on the Offer Consideration in connection with the Offer, regardless of any extension of the Offer, or any delay in making payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, such unpurchased Shares will be returned, without expense, to the tendering shareholder (in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Depositary Trust Company (“DTC”) pursuant to the procedure set forth in the Offer to Purchase by crediting such Shares to an account maintained at DTC), promptly following the expiration or termination of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered again by following one of the procedures described in the Offer to Purchase.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of any Shares by any particular shareholder, regardless of whether or not similar defects or irregularities are waived or not waived in the case of other shareholders. None of Purchaser, the Depositary, Innisfree M&A Incorporated (the “Information Agent”), or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, and the related Notice of Guaranteed Delivery may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: +1 (877) 750-8240

Banks and brokers may call: +1 (212) 750-5833